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                              November 16, 2021

       Erqi Wang
       Chief Executive Officer
       Jin Medical International Ltd.
       No. 33 Lingxiang Road, Wujin District
       Changzhou City, Jiangsu Province
       People   s Republic of China

                                                        Re: Jin Medical
International Ltd.
                                                            Registration
Statement on Form F-1
                                                            Filed September 24,
2021
                                                            File No. 333-259767

       Dear Mr. Wang:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form F-1 filed September 24, 2021

       Cover Page

   1. Provide a description of how cash is transferred through your organization and disclosure regarding your
intentions to distribute earnings or settle amounts owed under the VIE agreements. State
whether any transfers, dividends, or distributions have been made to date.
   2. We note references here and throughout the registration statement to "your" VIE business operations. Please
replace all such references in the registration statement with "the" VIE, where applicable.
 Erqi Wang
FirstName
Jin MedicalLastNameErqi   Wang
            International Ltd.
Comapany 16,
November   NameJin
               2021 Medical International Ltd.
November
Page 2     16, 2021 Page 2
FirstName LastName
3. We note your disclosure on page 1 and throughout your filing that you control and receive
         economic benefits of Changzhou Zhongjin Medical Equipment Co. Ltd.   s
business
         operations through VIE agreements and that those agreements are designed to provide your with the power, rights, and obligations equivalent in all material respects to those it would possess as the principal equity holder of the VIE. We also note the disclosure that your WFOE is deemed to be the primary beneficiary of the VIE. However, you or your investors do not have an equity ownership in, direct foreign investment in, or control through such ownership/investment of the VIE. Any references to control or benefits that accrue to you because of the VIE should be limited to and clearly describe the conditions you met for consolidation of the VIE under U.S. GAAP and your disclosure should clarify that, for accounting purposes, you will be the primary beneficiary. In addition, your disclosure should note, if true, that the agreements have not been tested in a court of law.
Prospectus Summary, page 1

4. Describe the relevant contractual agreements between the entities and how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements.
          Disclose the uncertainties regarding the status of the rights of the Cayman Islands holding company with respect to its contractual arrangements with the VIE, its founders and owners, and the challenges the company may face enforcing these contractual agreements due to uncertainties under Chinese law and jurisdictional limits.
5. Disclose each permission that you, your subsidiaries or your VIEs are required to obtain from Chinese authorities to operate and issue these securities to foreign investors. State whether you, your subsidiaries, or VIEs are covered by permissions requirements from the
         CSRC, CAC or any other entity that is required to approve of the VIE
s operations, and
         state affirmatively whether you have received all requisite permissions and whether any permissions have been denied.
6. Please revise to provide a clearer description of how cash is transferred through your organization. Describe any restrictions and limitations on your ability to distribute earnings from your businesses, including subsidiaries and/or consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the
         VIE agreements.
 Erqi Wang
FirstName
Jin MedicalLastNameErqi   Wang
            International Ltd.
Comapany 16,
November   NameJin
               2021 Medical International Ltd.
November
Page 3     16, 2021 Page 3
FirstName LastName
7. We note your disclosure on page 23 and throughout your filing that you control and receive economic benefits of Changzhou Zhongjin Medical Equipment Co.
Ltd.   s
         business operations through VIE agreements and that those agreements are designed to provide your with the power, rights, and obligations equivalent in all material respects to those it would possess as the principal equity holder of the VIE. We also note the disclosure that your WFOE is deemed to be the primary beneficiary of the VIE. However, you or your investors do not have an equity ownership in, direct foreign investment in, or control through such ownership/investment of the VIE. Any references to control or benefits that accrue to you because of the VIE should be limited to and clearly describe the conditions you met for consolidation of the VIE under U.S. GAAP and your disclosure should clarify that, for accounting purposes, you will be the primary beneficiary. In addition, your disclosure should note, if true, that the agreements have not been tested in a court of law.
8. We note your disclosure that the VIE structure is used to replicate foreign investment in
         China-based companies. We note, however, that the structure provides contractual exposure to foreign investment in such companies rather than replicating an investment.
         Please revise accordingly.
9. Please disclose whether you are required to obtain any approvals to offer securities to foreign investors, whether you have received such approvals and the consequences to you and your investors if you do not receive or maintain the approvals, inadvertently conclude that such approvals are not required, or applicable laws, regulations, or interpretations change and you are required to obtain approval in the future.
10.      We note that the activity of the VIE is reflected in the line items
titled    investments in
         subsidiaries and VIEs    and    income from equity method investment
 in the parent   s
         financial statements. Please provide a roll-forward of the investment in subsidiaries and
         VIEs line item.
Risk Factors, page 13

11. We note from the audit opinion and your risk factor on page 37 that you have a U.S. based auditor that is registered with the PCAOB and subject to PCAOB inspection. Please disclose any material risks to the company and investors if it is later determined that the
         PCAOB is unable to inspect or investigate completely your auditor because of a position taken by an authority in a foreign jurisdiction. For example, disclose the risk that lack of inspection could cause trading in your securities to be prohibited under the Holding
         Foreign Companies Accountable Act and as a result an exchange may determine to delist your securities.
12. Please expand your risk factor disclosure to discuss that the United States Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of non-inspection years from three years to two, thus reducing the time period before your securities may be prohibited from trading or delisted.
 Erqi Wang
Jin Medical International Ltd.
November 16, 2021
Page 4
13. Revise your risk factors to acknowledge that if the PRC government determines that the contractual arrangements constituting part of your VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, your shares may decline in value or become worthless if you are unable to assert your contractual control rights over the assets of your PRC subsidiaries that conduct all or substantially all of your operations.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Jeanne Baker at 202-551-3691 or Terence O'Brien at 202-551-3355 if
you have questions regarding comments on the financial statements and related matters. Please contact Jane Park at 202-551-7439 or Celeste Murphy at 202-551-3257 with any other questions.



                                                              Sincerely,
FirstName LastNameErqi Wang
                                                              Division of
Corporation Finance
Comapany NameJin Medical International Ltd.
                                                              Office of Life
Sciences
November 16, 2021 Page 4
cc:       Ying Li
FirstName LastName